United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number	CUSIP Number 307260208
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	March 31, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Fansteel Inc.
Full Name of Registrant
N/A
Former Name if Applicable
1746 Commerce Road
Address of Principal Executive Office (Street and Number)
Creston, Iowa 50801
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 on or prior to May 15, 2009 which is the prescribed filing deadline. Due, as previously reported on Form 12b-25 and Form 8-K, an unavoidable delay completing our consolidated December 31, 2008 financial statements and providing our independent auditor with the information required for completion of its audit of those financial statements in time to file the Annual Report on Form 10-K. We currently expect to be able to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 on or prior to May 29, 2009. May 29, 2009 is after the prescribed fifth calendar day, May 20, 2009.

This Notification of Late Filing on Form 12b-25 includes “forward looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements about our future expectations, plans and prospects, including, without limitation, statements regarding our ability to meet the extended filing deadline for our Annual Report on Form 10-K, constitute forward-looking statements. Without limiting the foregoing, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will,” “would” and similar expressions are intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. Subsequent events and developments may cause our expectations and beliefs to change. We do not intend to update publicly or revise any forward-looking statements except as required by law.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Earl F. White	641	782-8521 x112
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	√
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Fansteel Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	05-15-2009	By /s/	Earl F. White	Title:	Earl F. White, Vice President Finance and Administration, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).